REXAM

RECEIVED

2005 SEP -7 P 5:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BEST AVAILABLE COPY

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

05010961

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

31 August 2005

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

dlw 9/7

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

REXAM PRESS RELEASE

Disclosure of Directors' Details

Rexam PLC, the global consumer packaging group and the world's largest beverage can maker, announced on 24 August 2005 the appointment of David Robbie as Group Finance Director from 3 October 2005.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, we notify you that he is not a current director of any other publicly quoted company. Over the previous five years he held an executive directorship in CMG plc from June 2000 to December 2002 and in Royal P&O Nedlloyd NV from May 2004 to August 2005.

There are no further details to be disclosed under paragraph 9.6.13 (2) to (6) of the Listing Rules.

26 August 2005

Enquiries
David Gibson, Company Secretary 020 7227 4100

Editors' notes

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com